SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

This report on Form 6-K/A of Internet Gold-Golden Lines Ltd. (the “Company”) supersedes and replaces the report on Form 6-K of the Company filed on March 25, 2013 solely in relation to Chapter C “Financial Statements” filed under Exhibit 99.3.  The Exhibit inadvertently included the financial statements for the year ended December 31, 2011 instead of the financial statements for the year ended December 31, 2012.

The following exhibit is attached:

99.3	Consolidated Financial Statements of Bezeq - The Israel Telecommunication Corp. Limited for the Year Ended December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: March 27, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.3	Consolidated Financial Statements of Bezeq - The Israel Telecommunication Corp. Limited for the Year Ended December 31, 2012.